Exhibit 99.1

PRESS RELEASE

AGREEMENT REACHED: GREEN LIGHT GIVEN TO THE “RE-

ORGANISATION PLAN” FOR THE ITALIAN OPERATIONS

OF THE NATUZZI GROUP

Santeramo in Colle (BARI), 11th October 2013 – Natuzzi S.p.A. announced today that an agreement to launch the restructuring plan for the Group’s industrial structure in Italy (hereafter, the “Plan”) was signed yesterday in Rome by the company, local institutions, the Ministry of Labour and Social Policy and the trade union organisations, under the supervision of the Minister of Economic Development and the Minister of Labour.

The agreement enshrines the main goals included in the Plan announced in July 2013, and represents the starting point for a shared roadmap towards the recovery of the Group’s competitiveness in Italy, based on a significant reduction in production costs and increases in productivity, investments and changes to the company’s workforce.

The agreement entails the closure of two of the company’s manufacturing plants in Italy, increasing the efficiency of the production cycle, reviewing the company’s procurement and delivery processes to streamline logistics, and continuing to automate leather-cutting operations, expanding moving production lines and implementing other rationalization initiatives.

The agreement also proposes an investment plan, which calls for investments by the company over the next five years aimed at further developing the Natuzzi Italia brand and safeguarding Italian production. Investments will be made in marketing, communications and the expansion of distribution networks in emerging markets. Investments will also fund innovation in the company’s products, logistics and production processes and staff training.

In terms of the company’s workforce, the agreement envisages that the number of redundant employees subject to future layoffs will be reduced from 1,726 employees to 1,506, reflecting a commitment to the potential, gradual reabsorption of up to 200 manufacturing employees for the production of recliners and up to 20 corporate employees.

Due to the complexity of the measures envisioned by the Plan and in order to better manage workforce reductions, the company and the trade unions obtained a one-year extension, beginning on 16th October 2013, of the company’s participation in the Cassa Integrazione Guadagni Straordinaria. Under this program, government funds cover the substantial majority of the salaries of redundant workers.

During the period covered by the CIGS program, expiring in October 2014, Natuzzi, the trade unions and other parties to the agreement have agreed on several initiatives to help manage the redundant workers and to promote the re-industrialisation of the upholstered furniture district in Puglia and Basilicata:

1)	Only on the condition that the cost of production in Italy is demonstrably sustainable, competitive and in line with economic targets, part of the production of the “Leather Editions” brand for the European market would be transferred to Italy from the Group’s Romanian factory. If these conditions are satisfied, this production would be entrusted to outside companies, independent of Natuzzi but linked to the company by specific commercial agreements.

2)	The second initiative focuses on allocating to companies outside the Group – which can count on support for investment from the Ministry of Economic Development and the Puglia and Basilicata Regions – both the production of furniture accessories that are currently manufactured outside the district and the new products forming part of a range-extension project.

3)	The company anticipates making incentive payments to induce the voluntary resignation of up to 600 employees at the conclusion of the period covered by the CIGS program.

As part of the initiative to spur new business creation and create employment opportunities, the agreement also envisages the creation of a steering committee, consisting of representatives from the company, trade unions, government, Regional and local authorities and employers’ associations.

“First of all, in the name of the Group, I would like to express my most sincere appreciation for the work carried out by all stakeholders that have taken part in these intense months of dialogue” stated Pasquale Natuzzi, founder and Chairman of Natuzzi S.p.A. “The agreement takes us in the direction we always hoped. All the players involved have agreed to deal with the problems arising from global competition in a constructive, responsible and practical spirit. We, at the Natuzzi Group, are committed to fulfilling our corporate social mission of safeguarding employment in the area as far as possible, as well as ensuring the longterm survival and profitability of the company.”

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy’s largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market) / Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company’s market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

For further information:

Investor Relations: Piero Direnzo| Ph. (+39) 080.8820.812 | pdirenzo@natuzzi.com

Press Office: Vito Basile | Ph. (+39) 080.8820.676 | vbasile@natuzzi.com

Barabino & Partners UK: Pietro Como | Ph. (+44) 0207.1526425 | p.como@barabino.co.uk